LETTER AGREEMENT

February 15, 2018

To:

Avondale Funds

2001 Santa Monica Blvd., Suite 1165w

Santa Monica, CA 90404

You have engaged us to act as the sole Investment Advisor of the Avondale Core Investment Fund (the “Fund”) pursuant to a Management Services Agreement approved by the Board of Trustees on October 22, 2014 (the “Agreement”).

Effective immediately through March 31, 2020 we hereby agree to waive our management fee and/or reimburse our expenses of the Fund, but only to the extent necessary to maintain the Fund’s annual net operating expenses (excluding brokerage fees and commissions; any 12b-1 fees; barrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses) at 1.15% of the Fund’s daily net assets. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.15% expense limitation.

Very truly yours,

AVONDALE INVESTMENT COMPANY

By:

/s/ Scott Krisiloff

Scott Krisiloff, Managing Director

Acceptance

The foregoing agreement is hereby accepted.

AVONDALE FUNDS

By:

/s/ Scott Krisiloff

Scott Krisiloff, President